Filed by ReNew Energy Global Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RMG Acquisition Corporation II

Commission File No. 001-39776

Solar Tariff to Rise as Custom Duty on Gear to Kick In

The Economic Times

March 12, 2021

Mumbai: The days of solar tariff bids at Rs 2 a unit may be over, as project cost is set to rise after the government announced the much-awaited customs duty on key equipment, aimed at boosting local manufacturing.

India will levy customs duty of 40% on solar modules and 25% on solar cells beginning April 2022. The country has safeguard duty on these equipment that expires in July. Indian solar equipment manufacturers have been demanding customs duty for a “level playing field” with foreign manufacturers. But solar project developers will now have to factor in the higher cost.

“This will promote local manufacturing but building scale would take time. Local manufacturers may take 3-5 years to set up new capacities and in that period sourcing equipment would be expensive and tariff would increase,” Praveer Sinha, chief executive at Tata Power Company, told ET.

The announcement to impose the duty on solar cells and modules does not have any grandfathering provision, which would have allowed projects already auctioned to import equipment under existing rules without paying the customs duty. Many ongoing solar power projects, which have been going slow either due to a delay in signing of power supply agreements with power distribution companies (discoms) or other issues, may also have to pay customs duty if they import equipment after the deadline.

“There are a number of ongoing projects that will import modules post April 2022. There is a change-in-law clause available to those projects. They will have to go through the process of applying to the regulators for change in tariff, which is what the industry has been doing in the last few years for safeguard duty anyway. It’s a tough and time-consuming process but there is a provision for it,” said Sumant Sinha, chairman and managing director at ReNew Power. He said even after incorporating the impact of the duty, solar power tariff would still be competitive with conventional energy.

Solar power prices have declined globally, and India produces the cheapest solar power as project costs have declined over the last few years and interest rates have softened. Bids for solar power projects have seen aggression by developers keen to grab a larger share of the pie. But the solar power generation capacity addition has primarily been driven by Chinese equipment, which hurt local manufacturers. Increased tension between the two countries has also aggravated concerns over Chinese imports.

The customs duty could increase the tariff by 50-75 paise a unit, experts said. Additionally, the waiver from interstate transmission system (ISTS) charges for solar power projects is valid only for projects commissioned before June 2023, which would effectively mean that projects being bid out in the second half of 2021 will have to factor in higher costs, pushing tariff upwards.

“We’re almost at the end of ISTS as far as new projects are concerned today. If ISTS benefit goes, it’s unclear what the impact would be, but it would certainly add somewhere between Rs 1 and Rs 3 (a unit) ... we are looking at a very different pricing regime in solar power now,” said Vipul Tuli, CEO of South Asia at Sembcorp Industries which bagged a 400 mw project in Rajasthan earlier this year with a bid of Rs 2 a unit.

Hetal Gandhi, director of Crisil Research, expects the customs duty announcement to expedite the power supply agreement (PSA) process which has been dragging execution of projects. “We expect that discoms would now be keen to sign the PSAs at lower tariff, anticipating tariff to go up.”

Ratings firm ICRA said the decision to impose the customs duty would lead to a spike in tariffs of nearly 25% in the short term, but will prove to be a positive for the domestic manufacturers in the long term. “This is expected to result into an increase in the capital cost for a solar power project by 23-24% (capital cost factoring non-continuation of safeguard duty beyond July 2021). This in turn would result in an increase in tariff by about 45-50 paise per unit,” said Girishkumar Kadam, co-group head at ICRA Ratings.

Kadam said despite the spike, tariffs will not cross the 3-rupee upper limit, which would continue to remain cost-competitive from the point of view of the off-takers.

The demand-supply mismatch in the Indian market would mean developers would continue to import equipment for some more time, albeit at a higher cost.

Vinay Rustagi, managing director of renewable energy consultancy Bridge To India, said: “Domestic capacity will take 2-3 years to ramp up and the current project pipeline of nearly 40 gw would be heavily dependent on imported modules. The most acute pain would be felt by the rooftop and other distributed solar markets, which have no access to change-in-law compensation.”

ICRA said the price difference between a domestic and imported solar module, currently pegged at around 12-15%, would be bridged by the duty. This would help the domestic manufacturers confidently invest in their units, especially for the backward integration for cell manufacturing.

(With inputs from Shashwat Mohanty and Kaavya Chandrasekaran)

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Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew Power Private Limited (“ReNew”), ReNew Energy Global Limited (“PubCo”) and RMG Acquisition Corporation II (“RMG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II and ReNew, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s Quarterly Report on Form 10-Q and other documents filed by PubCo or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PubCo and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew nor RMG II gives any assurance that either ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. PubCo intends to file a registration statement on Form F-4 that will include a proxy statement of RMG II, a consent solicitation statement of PubCo and a prospectus of PubCo. The proxy statement/consent solicitation statement/prospectus will be sent to all RMG II and PubCo shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC.

Before making any voting decision, investors and security holders of RMG II and PubCo are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, PubCo and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, which was filed with the SEC on January 25, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.